

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2024

Jin Kuang
Chief Financial Officer
VoIP-Pal.Com Inc.
7215 Bosque Boulevard, Suite 102
Waco, TX 76710-4020

> **Re: VoIP-Pal.Com Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2023**
> **File No. 000-55613**

Dear Jin Kuang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing